NFO WORLDWIDE, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        PAGE
                                                                        NUMBER
                                                                        ------
Consolidated Financial Statements for the years ended December 31,
   1997, 1996 and 1995:


   Reports of Independent Public Accountants.........................   F2 & F3

   Consolidated Balance Sheets.......................................   F-4

   Consolidated Income Statements....................................   F-5

   Consolidated Statements of Stockholders' Equity...................   F-6

   Consolidated Statements of Cash Flows.............................   F-7

   Notes to Consolidated Financial Statements........................   F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of NFO Worldwide, Inc.:



We have audited the accompanying consolidated balance sheets of NFO Worldwide, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of The MBL Group Plc, included in the consolidated financial statements of NFO Worldwide, Inc., which statements reflect total assets and total revenues of 13 percent and 26 percent, respectively, in 1997, total assets and total revenues of 15 percent and 25 percent, respectively, in 1996, and total revenues of 31 percent in 1995, of the related consolidated totals, after adjustment to reflect translation into U.S. dollars and generally accepted accounting principles in the United States. The financial statements of The MBL Group Plc, prior to those adjustments, were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for The MBL Group Plc, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NFO Worldwide, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The schedule referred to in Item 14 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, based on our audit and the report of other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the consolidated financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
-----------------------
New York, New York,
 February 23, 1998, except for Note 21,
 as to which the date is March 12, 1998.

REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF THE MBL GROUP Plc

We have audited the financial statements of The MBL Group Plc as of December 31, 1997 and 1996 and for each of the years ended December 31, 1997, 1996, and 1995, which have been prepared under the historical cost convention and in accordance with generally accepted accounting principles applicable in the United Kingdom.

Respective Responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board which are substantially the same as those followed in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as of December 31, 1997 and 1996, and of the group's profit and cash flows for each of the years ended December 31, 1997, 1996, and 1995 and have been properly prepared in accordance with generally accepted accounting principles in the United Kingdom.



/s/ Soteriou Banerji
--------------------
Registered Auditors and Chartered Accountants
253 Gray's Inn Road
London, WC1X 8QT
Date February 23, 1998

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1997 AND 1996 (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 1997       1996
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and Cash Equivalents (Note 2)                         $  8,055   $  9,579
  Receivables:
    Trade, Less Allowance for Doubtful Accounts of
      $471 and $447 in 1997 and 1996, respectively             47,044     37,231
      Unbilled Receivables                                      8,698      3,963
    Prepaid Expenses and Other Current Assets (Note 8)          7,035      6,487
                                                                -----      -----
      Total Current Assets                                     70,832     57,260
PROPERTY AND EQUIPMENT, NET (NOTES 2 AND 3)                    19,917     12,966
CUSTOMER LISTS, GOODWILL AND OTHER INTANGIBLE ASSETS
  (NOTES 2 AND 4)                                              74,409     50,192
OTHER ASSETS (NOTES 2, 8 AND 19)                                5,116      5,025
                                                                -----      -----
TOTAL ASSETS (NOTE 5)                                        $170,274   $125,443
                                                             ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current Maturities of Long-Term Debt (Note 5)              $    346   $    459
  Accounts Payable                                              9,139      5,164
  Accrued Liabilities (Note 6)                                 18,757     18,761
  Customer Billings in Excess of Revenues Earned               14,126     13,226
                                                               ------     ------
    Total Current Liabilities                                  42,368     37,610
                                                               ------     ------
LONG-TERM LIABILITIES
  Long-Term Debt, Less Current Portion (Note 5)                24,823      4,841
  Accrued Pension, Postretirement Benefits and Other
    (Notes 8, 9 and 10)                                         4,123      4,718
                                                                -----      -----
    Total Long-Term Liabilities                                28,946      9,559
                                                               ------      -----
    Total Liabilities                                          71,314     47,169
                                                               ------     ------
COMMITMENTS AND CONTINGENCIES (NOTES 7, 16, AND 18)
MINORITY INTEREST                                               2,236      3,877
                                                                -----      -----
STOCKHOLDERS' EQUITY (NOTE 11)
  Serial Preferred Stock, Par Value $.01 per Share; 5,000
    Shares Authorized; None Issued                                  -          -
  Common Stock, Par Value $.01 per Share; 60,000 shares
    authorized; 20,730 and 20,055 shares issued and
    outstanding at December 31, 1997 and 1996, respectively       208        134
  Additional Paid-In Capital                                   51,766     40,662
  Retained Earnings                                            46,045     33,540
  Minimum Pension Liability, Net of Income Taxes (Note 9)        (346)     (323)
  Foreign Currency Translation Adjustment                        (949)       384
                                                                 ----        ---
Total Stockholders' Equity                                     96,724     74,397
                                                               ------     ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $170,274   $125,443
                                                             ========   ========
See notes to consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    1997              1996             1995
---------------------------------------------------------------------------------------------------------------------------
REVENUES (NOTES 2 AND 15)                                                       $190,229          $154,943         $113,095
COSTS AND EXPENSES
  COST OF REVENUES                                                                83,357            66,693           48,431
  SELLING, GENERAL AND ADMINISTRATIVE (NOTE 18)                                   76,705            61,591           44,167
  AMORTIZATION                                                                     4,094             2,926            2,203
  DEPRECIATION                                                                     2,798             2,356            1,825
                                                                                   -----             -----            -----
OPERATING INCOME                                                                  23,275            21,377           16,469
INTEREST EXPENSE (INCOME), NET (NOTE 12)                                             669                38             (142)
EQUITY INTEREST IN NET LOSS (INCOME) OF AFFILIATED
  COMPANIES (NOTE 19)                                                                200               318             (186)
                                                                                     ---               ---             ----
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                  22,406            21,021           16,797
PROVISION FOR INCOME TAXES (NOTE 8)                                                8,895             8,983            6,172
                                                                                -------------------------------------------
NET INCOME BEFORE MINORITY INTEREST                                               13,511            12,038           10,625
MINORITY INTEREST                                                                  1,006             1,422            1,466
                                                                                -------------------------------------------
NET INCOME                                                                      $ 12,505          $ 10,616          $ 9,159
                                                                                ===========================================
EARNINGS PER SHARE (NOTE 13):
BASIC                                                                           $    .62          $    .53          $   .49
                                                                                ===========================================
DILUTED                                                                         $    .60          $    .51          $   .48
                                                                                ===========================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AND COMMON EQUIVALENT
  SHARES DURING THE PERIOD:
BASIC                                                                             20,265            19,911           18,716
                                                                                ===========================================
DILUTED                                                                           20,832            20,746           19,193
                                                                                ===========================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN THOUSANDS)

                                                                                                            Foreign
                                                                         Additional              Minimum   Currency       Total
                                                Common       Common       Paid-In     Retained   Pension  Translation  Stockholders'
                                                Shares       Stock        Capital     Earnings  Liability  Adjustment     Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994,
  as previously reported                         13,971        $ 62       $25,945      $10,684     $(333)       $0       $36,358
  Acquisition of Prognostics,
    Accounted for as a Pooling of Interests       2,355          16           (15)       1,228                             1,229
  Acquisition of MBL,
    Accounted for as a Pooling of Interests       2,046          14           137        3,303                 139         3,593
                                                 --------------------------------------------------------------------------------
Balance at December 31, 1994, as restated
  (Note 18)                                      18,372        $ 92       $26,067      $15,215     $(333)     $139       $41,180

  Acquisition (Note 18)                              41                       361                                            361
  Other Issuances                                   130           1           916                                            917
  Issuance of Prognostics
    Shares in Exchange for Non-Recourse Notes
    (Note 11)                                       234           1            (1)                                             -
  Accrual of Minimum Pension
    Liability, Net of Income Taxes (Note 9)                                                         (336)                   (336)
  Translation Adjustments                                                                                      (55)          (55)
  Net Income                                                                             9,159                             9,159
                                                 --------------------------------------------------------------------------------
Balance at December 31, 1995                     18,777        $ 94       $27,343      $24,374     $(669)     $ 84       $51,226

  Acquisitions (Note 18)                          1,128           8        12,077                                         12,085
  Stock Split (Note 11)                                          31           (31)                                             -
  Other Issuances                                   117           1         1,132                                          1,133
  Reduction of Minimum Pension Liability,
    Net of Income Taxes (Note 9)                                                                     346                     346
  Conversion of Note Payable (Notes 5 and 18)        33                       141                                            141
  Translation Adjustments                                                                                      300           300
  Dividends to Former Stockholders of the MBL
    Group Prior to Merger (Note 11)                                                     (1,450)                           (1,450)
  Net Income                                                                            10,616                            10,616
                                                 --------------------------------------------------------------------------------
Balance at December 31, 1996                     20,055        $134       $40,662      $33,540     $(323)     $384       $74,397

  Acquisitions (Note 18)                            497           4         7,713                                          7,717
  Stock Split (Note 11)                                          68           (68)                                             -
  Other Issuances                                   161           1           926                                            927
Accrual of Minimum Pension Liability,
  Net of Income Taxes (Note 9)                                                                       (23)                    (23)
  Conversion of Note Payable (Notes 5 and 18)        17           1            83                                             84
  Translation Adjustments                                                                                   (1,333)       (1,333)
  Tax Benefit on Exercised Options (Note 11)                                2,439                                          2,439
  Payment of Non-Recourse Notes (Note 11)                                      11                                             11
  Net Income                                                                            12,505                            12,505
                                                 --------------------------------------------------------------------------------
Balance at December 31, 1997                     20,730        $208       $51,766      $46,045     $(346)    $(949)      $96,724
                                                 --------------------------------------------------------------------------------

The shares presented reflect 3 for 2 stock splits effected on February 5, 1996 and October 15, 1997 (Note 11). See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN THOUSANDS)


                                                                                    1997             1996              1995
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                                     $12,505          $10,616           $ 9,159
Adjustments to Reconcile Net Income to Net Cash Provided
  by Operating Activities:
  Minority Interest                                                                1,006            1,422             1,466
  Amortization                                                                     4,094            2,926             2,203
  Depreciation                                                                     2,798            2,356             1,825
  Deferred Income Taxes                                                             (440)             430              (188)
  Equity Interest in Net Loss (Income) of Affiliated Companies                       200              318              (186)
  Dividends Paid to Minority Interest                                               (369)            (695)             (620)
  Other                                                                              103               82               234
                                                                                 ------------------------------------------
  Subtotal                                                                        19,897           17,455            13,893
Change in Assets and Liabilities that Provided (Used) Cash,
  Net of Effects of Acquisitions:
  Trade Receivables                                                               (7,926)          (7,044)           (5,575)
  Unbilled Receivables                                                            (4,735)            (478)           (2,834)
  Prepaid Expenses and Other Current Assets                                         (398)          (1,645)             (956)
  Accounts Payable and Accrued Liabilities                                         3,347            2,435             3,251
  Customer Billings in Excess of Revenues Earned                                     776             (684)             (176)
  Other, Net                                                                        (104)            (514)             (151)
                                                                                 ------------------------------------------
    Net Cash Provided by Operating Activities                                     10,857            9,525             7,452
                                                                                 ------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions (Net of Cash Acquired)                                            (20,020)          (7,258)             (361)
  Capital Expenditures (Net of Minor Disposals)                                   (9,030)          (4,460)           (3,023)
  Purchase of Intangible Assets                                                     (640)             (70)             (255)
  Investments in Affiliated Companies                                               (820)            (872)           (1,407)
                                                                                 ------------------------------------------
Net Cash Used in Investing Activities                                            (30,510)         (12,660)           (5,046)
                                                                                 ------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of Common Stock, Net of Expenses                                          938              769               687
  Payments on Long-Term Debt                                                      (4,884)         (12,124)           (1,816)
  Principal Payments on Capital Lease Obligations                                    (54)            (127)             (191)
  Dividends Paid to Subsidiary Shareholders (Note 11)                               (988)            (472)                -
  Proceeds from Line of Credit and Other Long-Term Debt                           24,464           14,000                 -
                                                                                 ------------------------------------------
 Net Cash Provided by (Used in) Financing Activities                              19,476            2,046            (1,320)
                                                                                 ------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           (1,347)             138               (58)
                                                                                 ------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (1,524)            (951)            1,028
                                                                                 ------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                     9,579           10,530             9,502
                                                                                 ------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                         $ 8,055          $ 9,579           $10,530
                                                                                 ==========================================
See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. BUSINESS

NFO Worldwide, Inc. (formerly named NFO Research, Inc.) together with its subsidiaries (the "Company") is a leading provider of custom and syndicated marketing information to some of the largest companies both in the United States and international markets using, among other things, a proprietary panel (the "NFO Panel") of pre-recruited consumer households.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements of the Company have been prepared to give retroactive effect to the mergers with Prognostics on April 1, 1997 and The MBL Group Plc on July 11, 1997, both accounted for as pooling of interests (see Note 18).

CONSOLIDATION - The consolidated financial statements include the accounts of NFO Worldwide, Inc. and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION - The Company recognizes revenue on projects, which are substantially all short-term, by generally applying recent historical contribution margins to project costs as incurred. A provision for anticipated losses is recorded in the period in which they first become determinable.

CASH AND CASH EQUIVALENTS - The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

DEPRECIATION - The Company provides depreciation over the estimated useful lives of the depreciable assets using the straight-line method.

INTANGIBLE ASSETS - The Company provides amortization of these assets using the straight-line method over their estimated period of benefit or contractual life, principally as follows:
                                                             Years
------------------------------------------------------------------
Customer Lists                                               15-20
Goodwill                                                      5-30

The Company periodically evaluates the recoverability of goodwill and other intangible assets by assessing whether the unamortized intangible assets can be recovered from undiscounted future cash flows from operations.

PANEL - The Company enhances and rebuilds its Panel on a continuous basis, and the related costs are charged to expense as incurred. The Company expensed $1,164,000, $1,347,000, and $933,000 on Panel enhancing and rebuilding in 1997,
1996 and 1995, respectively.

INCOME TAXES - Deferred income taxes are recorded to reflect the tax consequences of differences between the tax bases of the Company's assets and liabilities and their financial reporting amounts at each balance sheet date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

INVESTMENTS IN AFFILIATED COMPANIES - Investments in affiliated companies are accounted for using the equity method, under which the Company's share of earnings of these affiliates is reflected in income as earned and dividends are credited against the investment in affiliated companies when received.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The following methods and assumptions were used to estimate the fair value of each category of the Company's financial instruments:

     CASH AND SHORT-TERM FINANCIAL INSTRUMENTS - The carrying amount approximates fair value due to the short maturity of these instruments.

     LONG-TERM FINANCIAL INSTRUMENTS - The fair value has been estimated using the expected future cash flows discounted at market interest rates as adjusted for conversion privileges. Fair value of long-term debt equaled the carrying amounts at December 31, 1997 and exceeded the carrying amounts by approximately $170,000 at December 31, 1996.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET INCOME PER SHARE - Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the dilutive effect of common equivalent shares and increased shares that would result from contingently issuable common shares. The effects of anti-dilution are not presented. The 1996 and 1995 earnings per share amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

3. PROPERTY AND EQUIPMENT
Property and equipment, at cost, consists of the following at December 31, 1997 and 1996 (in thousands):

                                                                 Estimated
                                                                Useful Lives        1997        1996
----------------------------------------------------------------------------------------------------
Land                                                                             $ 1,703     $ 1,663
Buildings and Leasehold
  Improvements                                                  10-40 years        5,888       5,678
Data Processing and
  Communications Equipment                                        3-5 years       13,340       7,772
Furniture and Other
  Equipment                                                       4-8 years        7,872       6,939
Construction in Progress                                                           3,429           -
                                                                                   -----       -----
  Total                                                                          $32,232     $22,052
Less Accumulated Depreciation
  and Amortization                                                               (12,315)     (9,086)
                                                                                 -------      ------
  Total                                                                          $19,917     $12,966
                                                                                 =======     =======


The Construction in Progress relates to the expansion of the Company's operations facility in Toledo, Ohio.

4. INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 1997 and 1996 (in thousands):

                                                       1997               1996
------------------------------------------------------------------------------
Goodwill, Net of Amortization of $6,638 and
  $3,903 in 1997 and 1996, respectively             $59,976            $35,068
Customer Lists, Net of Amortization of $7,714
  and $6,548 in 1997 and 1996,
  respectively                                       13,615             14,789
Other, Net of Amortization of $2,262 and
  $2,069 in 1997 and 1996, respectively                 818                335
                                                        ---                ---
Total                                               $74,409            $50,192
                                                    =======            =======

In 1997, the Company wrote off the unamortized balance of goodwill of $568,000 associated with AMS, the Company's expert computer software company. This amount is included in amortization expense in the accompanying consolidated income statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

5. LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1997 and 1996 (in thousands):

                                                       1997               1996
------------------------------------------------------------------------------
Note Payable to Banks under a Revolving
  Credit Agreement Due December 31, 1999,
  with Interest Ranging Between 5.7 Percent
  and 6.7 Percent.                                  $23,500             $4,000
Industrial Development Revenue Bonds Due
  in Monthly Installments of $10, Plus Interest
  at 80 Percent of the Prime Rate (effective
  rate of 6.8 Percent at December 31, 1997
  and 6.6 Percent at December 31, 1996)
  through January 2004. The Bonds Are
  Collateralized by Real Estate with a Net
  Book Value of $1,296 at December 31, 1997             772                876
Industrial Development Revenue Bonds
  Repaid in 1997.                                         -                281
Note Payable Converted during 1997 to
  Common Stock of the Company                             -                 69
Other                                                   897                 74
                                                        ---                 --
Total                                                25,169              5,300
Less Current Maturities                                (346)              (459)
                                                       ----               ----
Total                                               $24,823             $4,841
                                                    =======             ======

As of December 31, 1997, the Company had a revolving line of credit agreement with three major banks which provided for borrowings up to $35 million and was secured by substantially all assets of the Company. This facility was replaced with a new one on March 9, 1998 (see Note 21).

Required principal payments on long-term debt and other obligations are as follows at December 31, 1997 (in thousands):

1998                                                                  $    346
1999                                                                    23,880
2000                                                                       379
2001                                                                       292
2002                                                                       125
Thereafter                                                                 147
                                                                           ---
Total                                                                 $ 25,169
                                                                      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

6. ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 1997 and 1996 (in thousands):

                                                       1997               1996
------------------------------------------------------------------------------
Accrued Compensation and Payroll Taxes             $  5,031           $  4,888
Income Taxes Payable (Note 8)                         1,075              2,412
Accrued Vacation                                      1,089              1,044
Purchase Price Payable (Note 18)                      4,229              3,733
Accrued Pension (Note 9)                                350                350
Accrued Profit Sharing (Note 9)                         812                719
Dividends Payable (Note 11)                               -              1,027
Other Accrued Liabilities                             6,171              4,588
                                                      -----              -----
Total                                              $ 18,757           $ 18,761
                                                   ========           ========

7. OPERATING LEASES

The Company leases office space and equipment under noncancelable operating leases that expire at various dates through 2002. Certain of these leases are subject to rent review and contain escalation clauses. Future minimum annual payments required under the noncancelable leases as of December 31, 1997, are as follows (in thousands):


1998                                                                   $  5,988
1999                                                                      5,511
2000                                                                      5,383
2001                                                                      3,910
2002                                                                      2,934
Thereafter                                                               18,093
                                                                         ------
Total                                                                   $41,819
                                                                        =======

Rental expense for the years ended December 31, 1997, 1996 and 1995, including leases on a month-to-month basis, was approximately $6,306,000, $4,189,000, and $3,267,000, respectively.

Certain of the Company's subsidiaries rent space in office buildings owned or partially owned by officers of the subsidiaries. Such rents, which are approximately $.5 million in 1997, are believed to be consistent with arms length transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

8. INCOME TAXES

Income Before Income Taxes and Minority Interest is as follows for the years ended December 31, 1997, 1996, and 1995 (in thousands):


                                               1997           1996         1995
--------------------------------------------------------------------------------
Income Before Income Taxes and
  Minority Interest:
  U.S.                                      $18,066        $17,115      $11,853
  Foreign                                     4,340          3,906        4,944
                                              -----          -----        -----
Total                                       $22,406        $21,021      $16,797
                                            =======        =======      =======

The provision for income taxes is as follows for the years ended December 31, 1997, 1996, and 1995 (in thousands):

                                               1997           1996         1995
--------------------------------------------------------------------------------
Current provision:
  Federal                                    $6,650         $6,193       $4,120
  State and Local                             1,553          1,150        1,140
  Foreign                                     1,118          1,210        1,100
                                              -----          -----        -----
Total                                         9,321          8,553        6,360
                                              -----          -----        -----
Deferred Provision (Credit):
  Federal                                      (621)           256         (160)
  State and Local                              (106)            46          (28)
  Foreign                                       301            128            -
                                                ---            ---          ---
Total                                          (426)           430         (188)
                                               ----            ---         ----
Total Provision                              $8,895         $8,983       $6,172
                                             ======         ======       ======

Temporary differences giving rise to the recorded deferred income tax asset and liability at December 31, 1997 and 1996, are as follows (in thousands):

                                                          1997           1996
--------------------------------------------------------------------------------
Asset:
  Depreciation and Amortization                        $   337         $  610
  Pension, Postretirement Benefits and
    Deferred Compensation                                1,228            907
  Vacation                                                 389            341
  State and Local Taxes                                    355            364
  Other                                                    729             76
                                                           ---             --
Total Asset                                            $ 3,038         $2,298
                                                       -------         ------
Liability:
  Undistributed Earnings                               $   399         $    -
  Other                                                     38            139
                                                            --            ---
Total Liability                                        $   437         $  139
                                                       =======         ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)


A reconciliation between the Company's effective tax rate and the U.S. statutory rate at December 31, 1997, 1996 and 1995, is as follows:

                                                     1997       1996      1995
--------------------------------------------------------------------------------
Statutory Rate                                       35.0%      35.0%     34.7%
Nondeductible Expenses                                2.3        2.2       1.2
Nondeductible Pooling Expenses                        2.0          -         -
State and Local Income Taxes,
  Net of Federal Benefit                              4.0        3.8       4.3
Effect of Foreign Tax Rates
  Different than U.S. Tax Rate                       (1.8)       (.3)     (4.1)
Other                                                (1.8)       2.0       0.6
                                                     ---------------------------
Effective Tax Rate                                   39.7%      42.7%     36.7%
                                                     ---------------------------

As of December 31, 1997, the Company has not provided for withholding or applicable foreign income taxes on approximately $6.7 million of accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $3.0 million of deferred income taxes would have been provided.

9. EMPLOYEE BENEFIT PLANS

One of the Company's subsidiaries has a defined benefit pension plan covering substantially all that subsidiary's employees. Benefits provided by the plan are based on salary and years of service. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1997 and 1996 (in thousands):

                                                          1997           1996
--------------------------------------------------------------------------------
Actuarial Present Value of Benefit
  Obligations:
  Accumulated Benefit Obligation, Including Vested
    Benefits of $5,982 and $5,087 at December 31,
    1997 and 1996, respectively                         $6,678         $5,680
                                                        ======         ======
  Projected Benefit Obligation for Service
    Rendered to Date                                    $7,029         $5,908
Plan Assets at Fair Value (Principally Invested in
  Equity Securities and Guaranteed Fixed Income
  Insurance Contracts)                                   6,214          5,113
                                                         -----          -----
    Projected Benefit Obligation in Excess of Plan
    Assets                                                 815            795
Unrecognized Net Experience Differences                   (954)          (809)
Unrecognized Prior Service Cost                             27             34
Adjustment Required to Recognize
  Minimum Liability before Income Taxes                    576            547
                                                           ---            ---
Accrued Pension Cost                                    $  464         $  567
                                                        ======         ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

The Company's required minimum funding amount of $350,000, which is included in the above accrued pension cost, is included in current liabilities as of December 31, 1997 and 1996, respectively.

Pension expense for the years ended December 31, 1997, 1996, and 1995 consists of the following (in thousands):

                                                     1997       1996      1995
--------------------------------------------------------------------------------
Service Cost                                         $547       $502      $405
Interest Cost on Projected
  Benefit Obligation                                  465        411       347
Actual (Gain)/Loss on Assets                         (804)      (740)     (488)
Net Amortization and Deferral                         388        485       315
                                                      ---        ---       ---
Net Periodic Pension Cost                            $596       $658      $579
                                                     ===========================

Assumptions used in determining pension plan amounts were as follows:

                                                     1997       1996      1995
--------------------------------------------------------------------------------
Discount Rate                                         7.5%      7.75%     7.75%
Rate of Increase in
  Compensation Levels                                 4.75      4.75      4.75
Expected Long-Term Rate
  of Return on Assets                                 9.0       9.0       9.0

Certain of the Company's subsidiaries maintain profit sharing plans, established under Section 401(k) of the Internal Revenue Code, which cover the majority of full-time U.S. employees. Profit sharing contributions to the plan are at the discretion of the Company's Board of Directors and are generally tied to annual profit performance. The plan also contains a 401(k) feature whereby all eligible employees may contribute up to 15 percent of their basic compensation. The Company makes a matching contribution equal to 25 percent of the first 6 percent of each participant's voluntary contribution. The Company's total contributions related to the plan amounted to approximately $939,000, $931,000, and $801,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

The Company has unfunded, nonqualified deferred compensation plans for certain key executives. The plans provide, among other things, for certain deferred compensation to take effect on the employee's retirement, disability, death or other termination of employment. Long-term liabilities include approximately $880,000 and $692,000 at December 31, 1997 and 1996, respectively, representing the present value of the benefits expected to be provided based on the employees' service to that date.

Certain of the Company's foreign subsidiaries maintain benefit plans similar to defined contribution plans for certain employees. The Company has no benefit obligations beyond the contributions that are made by the Company. The Company's total contributions related to these plans amounted to approximately $420,000, $400,000, and $300,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

10. POSTRETIREMENT BENEFIT PROGRAMS

Certain of the Company's subsidiaries sponsor two defined benefit postretirement programs that cover salaried and nonsalaried U.S. employees. One program provides medical benefits, and the other provides life insurance benefits. The postretirement healthcare program is contributory, with retiree contributions adjusted annually; the life insurance program is noncontributory.

The health care program currently requires the retiree to pay 50 percent of the cost of coverage for the retiree and dependents both before and after attaining age 65. For those retiring on or after January 1, 1994, the co-pay increases at age 65 to 75 percent of the cost of coverage for the retiree and 100 percent of the cost of coverage for dependents. In addition, an employee must complete 10 years of service after age 45 to be eligible for postretirement medical coverage. The Company does not fund its postretirement health care or life insurance programs.

The following sets forth the programs' status reconciled with the amount shown in the Company's balance sheets at December 31, 1997 and 1996 (in thousands):

                                                          1997           1996
--------------------------------------------------------------------------------
Accumulated Postretirement
Benefit Obligation:
  Retired Participants and Beneficiaries                $  348          $ 392
  Fully Eligible Active Program Participants               495            417
  Other Active Program Participants                        383            309
                                                           ---            ---
    Accumulated Postretirement Benefit
      Obligation in Excess of Plan Assets                1,226          1,118
Unrecognized Net Loss                                      (64)          (125)
                                                           ---            ---
Unfunded Accumulated Postretirement
  Benefit Obligation, Included in Long-
  Term Liabilities in the Accompanying
  Balance Sheet                                         $1,162          $ 993
                                                        ======          =====

Net periodic postretirement benefit cost for 1997, 1996, and 1995 includes the following components (in thousands):


                                                     1997       1996      1995
--------------------------------------------------------------------------------
Benefits Attributed to Service
  During the Period                                 $  96      $  72     $  46
Interest Cost on Accumulated
  Postretirement Benefit Obligation                    77         76        61
Net Amortization and Deferral                          (3)         4        (2)
                                                    ----------------------------
Net Periodic Postretirement
  Benefit Cost                                      $ 170      $ 152     $ 105
                                                    ============================

     The assumed discount rate used to measure the postretirement benefit obligation is 7.25 percent, 7.5 percent, and 7.5 percent, in 1997, 1996, and 1995, respectively.

     The health care trend rates assumed in the above estimates include an initial assumed rate of 9 percent, grading down to a level 5 percent over 4 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

     The effect of a 1 percent increase in the assumed healthcare trend rates would be to increase the obligation at December 31, 1997, by approximately $230,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $38,000.

11. CAPITAL STOCK

COMMON STOCK - In September 1996, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of Common Stock to 60 million shares from 15 million shares.

PREFERRED STOCK - In connection with the initial public offering, the Company authorized 5,000,000 shares of Serial Preferred Stock to be issued in one or more series, with the Board of Directors to have the authority to fix designations, preferences, powers and relative participating, optional or other rights and restrictions thereof.

DIVIDENDS - The Company did not declare or pay dividends to common shareholders of NFO Worldwide, Inc. during 1997, 1996, or 1995. Dividends reflected in the accompanying statements of stockholders' equity were paid to shareholders of MBL prior to the merger (see Note 18).

STOCK SPLITS - A 3 for 2 stock split was authorized on January 5, 1996, and effected on February 5, 1996, for stockholders of record on January 22, 1996. As a result, approximately 3,375,000 additional shares of NFO Common Stock were issued. Additionally, a 3 for 2 stock split was authorized on September 17, 1997, and effected on October 15, 1997, for stockholders of record on September 30, 1997. As a result, approximately 6,850,000 additional shares of NFO Common Stock were issued. All per share and share amounts in the accompanying consolidated financial statements have been restated to reflect the above stock splits.

STOCK ISSUED IN EXCHANGE FOR NON-RECOURSE NOTES - In December 1994, Prognostics issued 10,000 shares of Non-Voting Common Stock (899,922 common shares of NFO post-combination, footnote 18) to an employee. The Shares were issued in exchange for a non-recourse promissory note in the amount of $40,000 secured by the issued shares. The note bears interest at 8 percent per annum payable quarterly. The outstanding principal is due in December 1998.

     In August 1995, Prognostics issued 2,595 shares of Non-Voting Common Stock (233,529 common shares of NFO post-combination) to certain employees. The shares were issued in exchange for non-recourse promissory notes totaling $10,000 secured by the issued shares. The notes bear interest at 8 percent per annum payable quarterly. The outstanding principal is due in August 1999.

     Approximately $11,000 of the above notes were repaid in 1997, resulting in a tax benefit of approximately $1.75 million. The Company has reflected the remaining notes receivable as an offset to additional paid-in capital. The fair value of the stock on the date of sale, issued in exchange for the non-recourse notes, was assumed to be equal to the face amount of the notes and, accordingly, the Company has not recognized any compensation expense under Accounting Principles Board Opinion No. 25 and related Interpretations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

STOCK OPTIONS - The Company has adopted the NFO Worldwide, Inc. Stock Option Plan (the "Stock Option Plan"), the Directors' Stock Option Plan (the "Directors' Stock Option Plan"), and a Consultant's Plan. The Plans provide for the grant of "nonqualified" options to purchase shares of Common Stock. The exercise price of the options is the market value of the Company's Common Stock on the date of the grant. The number of shares of Common Stock reserved for issuance under the Stock Option Plan, the Directors' Stock Option Plan, and the Consultant's Plan is 2,812,500, 540,000, and 56,250 shares, respectively. If, as to any number of shares, any option granted pursuant to the Plans shall expire or terminate for any reason, such number of shares shall again be available for grant under the Plans.

     Under the Stock Option Plan, options become exercisable at such time or times as determined at the date of grant and expire not more than 10 years from the date of grant. Options granted under the Stock Option Plan generally become exercisable over a three-year period at the rate of one-third of the shares awarded each year.

     The Directors' Stock Option Plan provides that options on 22,500 shares be automatically granted to each nonemployee director upon initial election and that options on 15,000 shares be granted upon each occasion thereafter that the director is elected or reelected to such position. Under the Directors' Stock Option Plan, options become exercisable at any time after the six-month anniversary of the date the option was awarded and expire not more than five years from the date of grant.

     Under the Consultant's Plan, the options are exercisable any time after the six-month anniversary of the date the option was awarded and expire five years from the date of grant.

     The Company applies Financial Accounting Standards Board Statement No. 123 (SFAS 123) in accounting for its stock-based compensation plans. In accordance with SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations for expense recognition. All stock options issued by the Company are exercisable at a price equal to the market price at the date of grant. Accordingly, no compensation cost has been recognized for any of the options granted under the Plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

A summary of the status of the Company's plans that issue options as of December 31, 1997, 1996, and 1995 and changes during the years ending on those dates, is presented below:

                                                    Number           Weighted
                                                   of Shares       Average Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1994                   1,168,425          $ 5.34
Granted                                              425,250            9.80
Exercised                                           (114,300)           4.75
Cancelled/Expired                                    (31,500)           5.05
                                                   -----------------------------
Outstanding at December 31, 1995                   1,447,875            6.71
Granted                                              663,758           14.19
Exercised                                            (99,825)           5.03
Cancelled/Expired                                    (15,375)           7.57
                                                   -----------------------------
Outstanding at December 31, 1996                   1,996,433          $ 9.27
Granted                                              544,750           16.49
Exercised                                           (148,550)           5.03
Cancelled/Expired                                     (2,997)          15.17
                                                   -----------------------------
Outstanding at December 31, 1997                   2,389,636          $11.17
                                                   =============================
Exercisable at December 31: 1995                     622,875          $ 5.75
                            1996                   1,014,671          $ 6.67
                            1997                   1,372,832          $ 8.37
Weighted-average fair-value of options
  granted during:           1995                                      $ 5.45
                            1996                                      $ 8.03
                            1997                                      $ 9.25
Available for Grant at December 31, 1997             596,368


The following table summarizes information about options outstanding at December 31, 1997:

                                               Options Outstanding
                                               -------------------
                                                         Weighted-Average
                                        Number           ----------------
Range of                              Outstanding     Remaining      Exercise
Exercise Prices                       at 12/31/97  Contractual Life   Price
--------------------------------------------------------------------------------
4.44 -  9.50                            861,375          2.4          $ 5.92
9.51 - 13.05                            532,511          7.2           10.97
13.06 - 17.12                           995,750          8.8           15.82


                                      Options Exercisable
                                      -------------------
                                        Number        Weighted-
Range of                              Exercisable     Average
Exercise Prices                       at 12/31/97  Exercise Prices
--------------------------------------------------------------------------------
4.44 -  9.50                            843,373        $ 5.86
9.51 - 13.05                            325,003         10.91
13.06 - 17.12                           204,456         14.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions by year:

                                                1997         1996        1995
--------------------------------------------------------------------------------

Risk-Free Interest Rate                          6.0%         6.1%        6.0%
Expected Life                              6.8 years    6.8 years   6.6 years
Expected Volatility                               46%          46%         46%

     Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those Plans consistent with the method described in SFAS 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share, would have been reduced to the pro forma amounts indicated below (in thousands of dollars, except per share data):

                                                1997         1996        1995
--------------------------------------------------------------------------------
Net Income
  As Reported                                $12,505      $10,616     $ 9,159
  Pro Forma                                  $ 9,380      $ 8,937     $ 8,674
Basic Earnings Per Share
  As Reported                                $   .62      $   .53     $   .49
  Pro Forma                                  $   .46      $   .45     $   .46
Diluted Earnings Per Share
  As Reported                                $   .60      $   .51     $   .48
  Pro Forma                                  $   .45      $   .43     $   .45

     The Company cautions that the pro forma net income and per share results in the initial years of adoption are overstated due to the recognition of pro forma compensation cost over the vesting period, for grants since 1995 only.

12. INTEREST EXPENSE, NET

Interest expense, net, consists of the following for the years ended December 31, 1997, 1996, and 1995 (in thousands):

                                                1997         1996        1995
--------------------------------------------------------------------------------
Interest Income                              $  (259)     $  (420)    $  (460)
Interest Expense                                 928          458         318
                                                 ---          ---         ---
Total                                        $   669      $    38     $  (142)
                                             =======      =======     =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

13. EARNINGS PER SHARE

Earnings per share have been restated to give effect to the Company's stock splits (Note 11). The following table reconciles the net income and weighted average number of shares included in the basic earnings per share calculation to the net income and weighted average number of shares used to compute diluted earnings per share (in thousands of dollars, except share data):

                                                1997         1996        1995
--------------------------------------------------------------------------------
Net income Used for Basic and
  Diluted Earnings Per Share                 $12,505      $10,616      $9,159
                                             -------      -------      ------
Weighted Average Number of Shares
  Outstanding Used for Basic
  Earnings Per Share (thousands)              20,265       19,911      18,716
Dilutive Stock Options                           460          741         416
Contingently Issuable Common Shares              107           94          61
                                                 ---           --          --
Weighted Average Number of Shares
  Outstanding and Common
  Share Equivalents Used for
  Diluted Earnings Per Share
  (thousands)                                 20,832       20,746      19,193
                                              ------       ------      ------


14. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, 1997, 1996, and 1995 consists of the following (in thousands):

                                                1997         1996        1995
--------------------------------------------------------------------------------
Cash Paid During the Period for:
  Interest                                   $   786      $   462     $   307
                                             -------      -------     -------
  Income Taxes                               $ 6,844      $ 7,813     $ 5,385
                                             -------      -------     -------
Noncash Investing and Financing
Activities:
  Increase in Goodwill Resulting
    from Contingent Purchase
    Price Earned (Note 18)                   $ 4,797      $ 3,733     $ 1,047
                                             -------      -------     -------
  Notes Payable Assumed
    in Acquisitions (Note 18)                $   617      $ 1,018           -
                                             -------      -------     -------

15. MAJOR CUSTOMERS

No single customer accounted for more than 10 percent of net revenues during 1996 or 1997. Net revenues from one major long-standing customer were approximately $12,200,000 for the year ended December 31, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

16. COMMITMENTS AND CONTINGENCIES

The Company has employment agreements with its principal executives and certain other key employees. These agreements generally do not extend more than three years and contain renewal options.

Pursuant to certain acquisition related purchase and sale agreements (see Note
18), the Company is contingently liable to make additional purchase price payments, provided the acquired companies achieve certain pre-defined earnings targets.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results were as follows (in thousands, except per share data):


                                                             First           Second             Third           Fourth
---------------------------------------------------------------------------------------------------------------------------
1997:
    Revenues                                               $42,020          $47,025           $49,340          $51,844
    Earnings before Taxes
      and Minority Interest                                  4,671            5,683             5,980            6,072
    Net Income                                               2,351            2,722             3,201            4,231
    Basic Earnings per Share                                   .12              .13               .16              .21
    Diluted Earnings per Share                                 .11              .13               .15              .20

The second and third quarter results include charges of $460,000 and $840,000, respectively associated with the pooling transaction expenses incurred as the result of the Prognostics and MBL acquisitions.

1996:
    Revenues                                               $33,490          $37,696           $38,241          $45,516
    Earnings before Taxes
      and Minority Interest                                  3,461            6,092             5,390            6,078
    Net Income                                               1,785            2,934             2,868            3,029
    Basic Earnings per Share                                   .09              .15               .14              .15
    Diluted Earnings per Share                             $   .09          $   .14           $   .14          $   .14


18. ACQUISITIONS AND JOINT VENTURES

On May 28, 1997, the Company acquired Access Research, Inc., a research-based financial services consulting firm specializing in the retirement market. The entire purchase price of approximately $4.0 million was paid in cash at closing.

     On December 12, 1997, the Company acquired CM Research Group Limited. Headquartered in Aukland, New Zealand, CM Research Group is the leading provider of custom market research in New Zealand, and one of the larger market research organizations in Australia. The Company acquired 100 percent of the outstanding stock of CM Research Group for a purchase price of approximately $8.8 million, including the assumption of debt. Of the total purchase price, 30 percent is payable based on CM Research Group's achieving certain earnings targets over the next two years. All amounts are payable 75 percent in cash and 25 percent in newly issued shares of NFO Common Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

     The above 1997 acquisitions include allocations to goodwill of $9.3 million. The initial purchase price allocations were based on preliminary estimates of fair market value and are subject to revision. The pro forma effects of these acquisitions are not material.

      On January 3, 1996, the Company acquired Migliara/Kaplan Associates, Inc. ("M/K") and substantially all the net assets of Chesapeake Surveys, Inc. ("CSI"). M/K is a full-service health care marketing information company with offices in Baltimore, Maryland and Princeton, New Jersey. CSI, a sister company of M/K, provides data collection and survey services such as focus groups and random telephone interviews. Of the total purchase price, approximately $11.45 million was paid at closing, approximately 31 percent of which was paid in cash and 69 percent in newly issued shares of NFO Common Stock. Additional portions of the purchase price are due based on M/K earnings, as defined, during the three years following the date of acquisition and payable approximately 30 percent in cash and 70 percent in NFO Common Stock. For the years ended December 31, 1997 and 1996, the amount of additional purchase price earned was approximately $4.2 million and $3.6 million, respectively.

      On January 3, 1996, the Company acquired Plog Research, Inc. ("Plog"). Plog supplies syndicated market research products, as well as marketing and forecasting services, to the travel and tourism industries. Of the total purchase price, approximately $5 million was paid at closing, 50 percent in cash and 50 percent in newly issued shares of NFO Common Stock. Additional portions of the purchase price are due based on Plog's earnings, as defined, during the three years following the date of acquisition and payable equally in cash and the Company's Common Stock. For the two years ended December 31, 1996 and 1997, the amount of additional purchase price earned was approximately $.1 million.

      On August 15, 1996, the Company acquired The SPECTREM Group, Inc. ("Spectrem"). Spectrem provides niche consulting and acquisition and divesture advisory services in the trust and investment areas. Of the total purchase price, approximately $2.4 million was paid at closing, 50 percent in cash and 50 percent in newly issued shares of NFO Common Stock. The remaining purchase price is due based on Spectrem's earnings, as defined, during the three years following the date of acquisition. For the twelve months ended August 31, 1997, the amount of additional purchase price actually earned was approximately $.6 million.

      The 1996 acquisitions include allocations to goodwill and customer lists of $24.9 and $5.6 million, respectively.

      The unaudited consolidated results of operations on a pro forma basis as if M/K, CSI, and Plog had been acquired as of the beginning of 1995 are as follows (in thousands, except per share amounts):
                                                                           1995
--------------------------------------------------------------------------------
Revenue                                                                $130,171
Net Income                                                             $  9,209
Basic Earnings per Share                                               $    .49
Diluted Earnings per Share                                             $    .48

      The pro forma effects of Spectrem are not material, and therefore, are not included.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

      All of the acquisitions described above were accounted for as purchases and their results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

      On April 1, 1997, the Company issued 2,589,720 shares of NFO Common Stock to acquire 100% of the stock of Prognostics, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. Founded in 1981, Prognostics is headquartered in Palo Alto, California and has additional offices in Boston and London, as well as an affiliate relationship in Japan.

      On July 11, 1997, the Company issued 2,046,363 shares of NFO Common Stock to acquire all of the outstanding stock of The MBL Group Plc, a leading international market research firm with 27 offices in 17 countries throughout the UK, the Middle East, and Asia.

      The acquisitions were accounted for as poolings of interests. As a result, the accompanying financial statements have been restated to reflect the combined results of NFO, Prognostics, and MBL for all periods presented. The Company incurred approximately $1.3 million in pooling transaction expenses in connection with the two poolings of interests. These expenses are included in selling, general, and administrative expenses in 1997.

      Separate results of operations for the periods prior to the mergers with Prognostics and MBL are as follows:

                                                1997*        1996        1995
--------------------------------------------------------------------------------
Revenues
  NFO                                       $167,230     $109,162    $ 73,098
  Prognostics                                  1,846        7,739       5,073
  MBL                                         21,153       38,042      34,924
                                              ------       ------      ------
Combined                                    $190,229     $154,943    $113,095
                                            ========     ========    ========

Net Income
  NFO                                       $ 11,916     $  9,016    $  6,721
  Prognostics                                    130          454          60
  MBL                                            459        1,146       2,378
                                              ------       ------      ------
Combined                                    $ 12,505     $ 10,616    $  9,159
                                            ========     ========    ========

*1997 includes results of operations for MBL through the first six months of 1997 and Prognostics for the first three months of 1997. Results subsequent to dates of merger are included in NFO's operations.

      In addition, the Company has entered into agreements with the minority shareholders of the various MBL subsidiaries to repurchase a portion of such shareholders' minority shares during 1997. The consideration for this initial purchase of the minority interests was approximately $14.5 million, of which $11.1 million was paid in cash and $3.4 million via the issuance of 216,850 newly issued shares of NFO Common Stock. The remaining minority interests will then be repurchased in three years based on the higher of (a) a multiple of average profits for the three years ending December 31, 1999 or (b) the original valuation. The purchase of the minority interests in MBL's subsidiaries was accounted for using the purchase method of accounting. The minority interest purchases resulted in an allocation of $13 million to goodwill. The initial purchase price allocations were based on preliminary estimates of fair market value and are subject to revision. The pro forma effects of these minority interest purchases are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

19. INVESTMENTS IN AFFILIATES

At December 31, 1996, the Company had a 42 percent interest in Merac WLL, a marketing research company based in Bahrain and the Company had a 40 percent interest in MBL Research and Consultancy Group (P), Ltd., a marketing research company based in India. During 1997, as part of the MBL minority interest purchases discussed in Note 18, the Company acquired a majority interest in these affiliates. These affiliates have been consolidated since the majority interest acquisition date.

     The Company entered into agreements in 1995 with IPSOS, S.A. ("IPSOS"), a major European marketing research firm, and LT Participants ("LT"), an IPSOS affiliate, to launch access panel activities in Europe. Under the terms of the agreements, the Company, IPSOS, and LT have agreed to launch joint venture companies in five western European countries of which four are currently operational. The Company initially has approximately an 18 percent interest in each joint venture but has the option, at its own discretion, to increase its ownership interest to 50 percent prior to July 2002 by purchasing LT's interest. LT has the right to sell its joint venture interests to the Company anytime after July 1998. As part of these agreements, the Company has purchased a comparable portion of IPSOS' existing access panel businesses in Germany and France.

     During 1997 and 1996, the Company invested approximately $820,000 and $999,000 respectively, in these joint ventures. NFO's portion of the IPSOS joint ventures' activities resulted in a loss of $291,000 and $453,000 during 1997 and 1996, respectively, which is reflected in equity interest in net loss (income) of affiliated companies on the consolidated income statements.

     The Company's carrying amount of the above investments is reflected in other assets in the accompanying consolidated balance sheets.

20. SEGMENT DATA

The Company operates in one industry segment, market research, and two geographic segments. The two geographic segments are: United States, and International.

     Intersegment sales are generally recorded at market or equivalent value. Net income by geographic segment consists of net sales less related costs and expenses. Corporate operating expenses have been allocated directly to the geographic segments. Identifiable assets by geographic segment are those assets that are used in the Company's operations in each geographic segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)

Geographic segment information is as follows for the years ended December 31, 1997, 1996, and 1995 (in thousands):

                                                1997         1996        1995
--------------------------------------------------------------------------------
Revenues
  United States                             $141,119     $116,901    $ 78,171
  International                               49,110       38,042      34,924
                                              ------       ------      ------
    Total Revenues                          $190,229     $154,943    $113,095
                                            ========     ========    ========


                                                1997         1996        1995
--------------------------------------------------------------------------------
Net Income
  United States*                            $ 11,602     $  9,470    $  6,781
  International*                                 903        1,146       2,378
                                                 ---        -----       -----
    Net Income                              $ 12,505     $ 10,616    $  9,159
                                            ========     ========    ========

*Pooling transaction expenses of $460 and $840 are included in 1997 in the United States and International segments, respectively.

                                                1997         1996
---------------------------------------------------------------------
Identifiable Assets at December 31
  United States                             $126,317     $106,133
  International                               43,957       19,310
                                              ------       ------
    Total Identifiable Assets               $170,274     $125,443
                                            --------     --------

21. SUBSEQUENT EVENTS

On March 4, 1998, the Company acquired Ross-Cooper-Lund, a strategic market research firm headquartered in Teaneck, New Jersey and MarketMind Technologies, located in Melbourne, Australia, developer of the MarketMindTM continuous information tracking system. In separate transactions, NFO acquired substantially all the net assets of each company for the combined consideration of $16.6 million. These purchases will be accounted for using the purchase method of accounting.

On March 9, 1998, the Company signed a definitive agreement of Offer To Purchase CF Group, Inc. Founded in 1932, CF Group, Inc. is the largest market research organization in Canada. CF Group, Inc. is headquartered in Toronto and has client service offices in Montreal, Ottawa, and Vancouver. The definitive agreement of Offer To Purchase contemplates the acquisition by NFO of 100 percent of the outstanding stock of CF Group, Inc. for a total purchase price of approximately Canadian $20 million. The acquisition is conditional upon the tender of at least 90 percent of CF Group, Inc.'s outstanding shares by its employee shareholders. This purchase will be accounted for using the purchase method accounting.

On March 12, 1998, the Company announced it had successfully concluded a private placement of $40 million in fixed rate Senior Notes and entered into a $75 million revolving credit agreement. Borrowings under these combined $115 million credit facilities will be unsecured, the proceeds of which will be used to refinance the Company's existing debt of approximately $32 million and to finance acquisitions, capital expenditures, and working capital. The $75 million revolving credit facility, with an ultimate maturity date of March 2003, replaces the Company's current bank line of $35 million and will enable the Company to borrow in multiple currencies at interest rates tied to LIBOR or the prime rate, at the Company's option. The $40 million in Senior Notes are due March 1, 2008, bear interest at the fixed rate of 6.43 percent and are to be repaid in equal annual installments of approximately $5.7 million starting in the year 2002.